SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2016
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly Held Company
CNPJ/MF 02.558.115/0001-21
NIRE 33.300.276.963

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON MARCH 16th, 2016

DATE, TIME AND PLACE: March 16th, 2016, at 11h00, at the headquarters of TIM Participações S.A. (“Company”), in the city and state of Rio de Janeiro.

PRESENCE: The Board of Directors’ Meeting was held at the date, time and place above mentioned, with the presence of Messrs. Alberto Emmanuel Carvalho Whitaker, Francesca Petralia, Franco Bertone, Herculano Aníbal Alves, Manoel Horacio Francisco da Silva, Oscar Cicchetti e Rodrigo Modesto de Abreu, either in person or by means of videoconference, as provided in paragraph 2, Article 25 of the Company’s By-laws. The meeting was also attended by Mr. Jaques Horn, Legal Officer and Secretary. Justified absences of Messrs. Adhemar Gabriel Bahadian, Mario Di Mauro e Piergiorgio Peluso.

BOARD: Mr. Franco Bertone – Chairman; and Mr. Jaques Horn – Secretary.

AGENDA: (1) To resolve on the agreement to be entered into and between the Company and the independent auditors of the Company;

RESOLUTIONS: Upon review and discussion of the subject included on the Agenda, the Board Members, unanimously by those present at the meeting and with the expressed abstention of the legally restricted, decided to register the discussions as follows:

Initially, the Board Members were informed about the inclusion of an extraordinary item on the agenda regarding the renewal of the loan agreement to be entered into and between the Company´s wholly owned subsidiary, TIM Celular SA ("TCEL"), and Bank of America N.A.

Furthermore, the Board Members acknowledged on the activities carried out by the Statutory Audit Committee ("CAE"), at its meeting held on March 15th, 2016, as reported by Mr. Alberto Whitaker, Coordinator of the CAE, especially about the change of the Company's independent auditing firm, and the composition of the joint committee (composed by CAE Members and Executives of the Company) which will act, specifically, on the review of the Form 20-F (SEC) and the Formulário de Referência (CVM).

(1) Approved, based on the material presented and on the CAE’s favorable opinion, the execution of the agreement with BDO RCS Auditores Independentes S.S. as the Company’s external auditors, in order to provide accounting audit services, as of the revision of the quarterly information report ("ITR") of the period that will end on March, 31st, 2016, replacing Baker Tilly Brasil Auditores Independentes S.S;

The board Members approved (i) the renewal of the long-term loan agreement (Resolution 4131), in foreign currency, between TCEL and Bank of America N.A., in the amount of up to US$120,000,000.00 (one hundred and twenty million dollars), for an additional period of up to 3 (three) years and a final cost of less than, or equal to 105% (one hundred and five percent) of the CDI, and (ii) the execution of the respective swap agreement for hedge, to be entered into and between TCEL and Bank of America Merrill Lynch Banco Múltiplo S.A, all according to the presentation made by Mr. Paolo Barroero, Director of the Finance area, as well as the material displayed, filed at the Company's headquarters.

CLARIFICATIONS AND CLOSING: With no further issues to discuss, the meeting was adjourned and these minutes drafted as summary, read, approved and signed by all attendees Board Members: Messrs. Alberto Emmanuel Carvalho Whitaker, Francesca Petralia, Franco Bertone, Herculano Aníbal Alves, Manoel Horacio Francisco da Silva, Oscar Cicchetti e Rodrigo Modesto de Abreu.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), March 16th, 2016.

JAQUES HORN Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: March 16, 2016	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.